Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California  91741

July 31, 2012

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
The Osterweis Institutional Equity Fund (the “Fund”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your July 13, 2012 comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 460 to its registration statement.  PEA No. 460 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 17, 2012, and is designated to become effective on July 31, 2012.  The purpose of PEA No. 460 was to register a new series of the Trust within the Osterweis family of funds.  The Trust is filing this PEA No. 464 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus

1.
In the “Principal Investment Strategies” section, it states that the Fund’s equity investments “may include, but is not limited to” certain types of securities.  Please revise the disclosure to remove the emphasized phrase, thereby requiring the disclosure to specify each type of equity security in which the Fund may invest.  Additionally, please state whether there are some categories of securities to which the Fund may invest without limit, please confirm that all of the types of equity securities in which the Fund may invest are described (i.e., are there other types of equity securities besides common and preferred stock?).

The Trust responds by revising the disclosure as follows:

Principal Investment Strategies

The Osterweis Institutional Equity Fund intends to invest approximately 95% of its net assets (plus any borrowings for investment purposes) in equity securities, under normal circumstances.  The equity securities in which the Fund may invest ~~includes, but is not limited to~~ will consist primarily of investments in common stocks, preferred stocks, ~~publicly traded Master Limited Partnerships (“MLPs”) and~~ convertible stocks, warrants, income trusts and other similar equity securities of companies that Osterweis Capital Management, LLC (the “Adviser”) believes offer superior investment value and opportunity for growth.

Other types of equity securities in which the Fund may invest include Master Limited Partnerships (“MLPs”) which may comprise up to 20% of the Fund’s assets.  The Fund may also invest up to 40% of its assets in equity securities of foreign issuers and/or depositary receipts that are traded on domestic or foreign exchanges, including emerging markets.

The Fund may invest in companies of any size – large, medium and small.  The Adviser focuses on companies that it believes to be undervalued or otherwise out-of-favor in the market, but that have attractive growth prospects.  The Adviser places particular emphasis on the analysis of a company’s ability to generate free cash flow and the value-enhancing deployment of this cash, balance sheet strength and longer-term growth prospects.

The Adviser also seeks under-researched, high-growth situations that it believes can be purchased at modest valuations as well as companies with substantial unrecognized asset value and improving earnings prospects.  As such companies achieve greater visibility and their stocks are accorded valuations more in line with their growth rates, the Adviser may be inclined to regard them as candidates for sale.

~~MLPs may comprise up to 20% of the Fund’s assets.  The Fund may also invest up to 40% of its assets in equity securities of foreign issuers and/or depositary receipts that are traded on domestic or foreign exchanges, including emerging markets.~~

The Institutional Equity Fund may, at times, invest greater than 25% of its net assets in the securities of companies in the same or any market sector.  The Adviser will use its judgment and discretion regarding which sectors offer the greatest potential for long-term financial gain.  This may, and likely will, change over time.

2.	Please confirm whether the Fund will invest in derivatives, and if so, the Prospectus disclosure should be expanded to include the types of derivatives and any limitations on the use of derivatives.

The Trust responds that the Fund has no current intention to invest in derivatives; however, should the Fund determine at some future date that derivatives would be an appropriate investment, it will expand the prospectus disclosure to include the types of derivatives and any limitations on the use of derivatives.

3.
Please disclose the types of Master Limited Partnerships in which the Fund will invest, and specifically disclose whether or not the Fund intends to invest in I-Shares MLPs because of the additional risks related to these types of securities paying dividends in stock rather than cash.

The Trust responds that the Fund intends to invest in MLPs primarily operating in the energy and infrastructure industries and the disclosure in the summary section has been revised to reflect this.  Energy and infrastructure-focused MLPs could be involved in businesses such as building/maintaining bridges, distribution of commodities, waste management as well as other real estate and natural resource related activities and assets.  The Fund has no current intention of investing in I-Shares MLPs; however, it may invest in I-Shares MLPs in the future if an I-Share has attractive investment characteristics.  The Trust will supplement the prospectus if it should ever invest in I-Shares MLP.

4.
Please disclose whether the Fund’s investment in MLPs is restricted to limited partnership interests.  If the Fund intends to invest in general partnership interests, please provide additional risk language relating to the liabilities and claims against a general partner.

The Trust responds that the Fund may own either General Partner or Limited Partner shares of MLPs.  The Fund only intends to own General Partnerships through C-Corps that own GP interests (e.g., Kinder Morgan, Inc.) or through a General Partnership that is entirely composed of investments in an underlying MLP.  The Fund recognizes that investments in general partnerships bear the risk of the Fund and its shareholders being liable for more than the amount of its initial investment and that the Fund and its shareholders are only at risk of the loss of its investment in limited partnerships.  Therefore, the Fund has revised its risk disclosure as follows:

Item 2

•
Master Limited Partnership Risk:  Investing in MLPs entails risk related to potential changes in the U.S. tax code which could revoke the pass-through tax attributes that make MLPs marginally more attractive today compared to other investments, fluctuations in energy prices, decreases in supply of or demand for energy commodities, decreases in demand for MLPs in rising interest rate environments and various other risks.  Investments in general partnerships may be riskier than investments in limited partnerships.

Item 9

Master Limited Partnership Risk. The Fund’s investments in MLPs entail risks, including potential changes in the U.S. tax code which could revoke the pass-through tax attributes that make MLPs marginally more attractive today compared to other investments, fluctuations in energy prices, decreases in the supply of or demand for energy commodities, decreases in demand for MLPs in rising interest rate environments, unique tax consequences due to the partnership structure and potentially limited liquidity in thinly traded issues.  Investments in general partnerships may be riskier than investments in limited partnerships.  In addition, investors in MLP units, unlike investors in the securities of a corporation, have limited control and voting rights on matters affecting the partnership.  In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest may exist between common unit holders and the general partner, including those arising from incentive distribution payments.

5.
Please expand the MLP risk disclosure to specify how changes in the tax code will affect the Fund’s investment.  Additionally, please add the interest portion of the Item 9 risk disclosure to the summary section.

The Trust responds by noting that the requested changes to the MLP risk disclosure have been incorporated into the response above.  Additionally, the “Tax Consequences” disclosure in the prospectus has been revised as follows:

TAX CONSEQUENCES

Each Fund has elected and intends to continue to qualify to be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  As RICs, the Funds will not be subject to federal income tax if they distribute their income as required by the tax law and satisfy certain other requirements that are described in the SAI.  One of these requirements is the asset diversification test.  Under this test, there is a requirement that, at the end of each quarter of each taxable year, not more than 25% of the value of the Fund’s total assets be invested in the securities of one or more qualified publicly traded partnerships, which include qualified MLPs.  If the Fund’s qualified MLP investments exceed this 25% limitation, then the Fund would not satisfy the diversification requirements and could fail to qualify as a RIC unless a cure provision applies.  If, in any year, the Fund fails to qualify as a RIC, the Fund would be taxed as an ordinary corporation.

6.
In the “Principal Risks” section, the Fund disclosed a “Sector Emphasis Risk” suggesting that the Fund could possibly invest more than 25% of its assets in one sector.  Please provide corresponding disclosure in the “Principal Investment Strategies” section and consider adding percentage references in both locations.  Supplementally, please undertake to supplement the Fund’s prospectus to add appropriate strategy and risk disclosure if it should ever invest more than 25% in any one sector.

The Trust responds by making the suggested changes.  Additionally the Trust undertakes to supplement the prospectus if it should ever invest more than 25% of its net assets in any one sector.  The Fund has determined that it currently plans to invest more than 25% of its assets in the Health Care Sector soon after its inception; accordingly, the following risk disclosure is being added to the Fund’s risk disclosure:

Item 2

•
Sector Emphasis Risk:  The Fund, from time to time, may invest 25% or more of its assets in one or more sectors subjecting the Fund to sector emphasis risk.  This is the risk that the Institutional Equity Fund is subject to greater risk of loss as a result of adverse economic, business or other developments affecting a specific sector the Fund has a ~~concentrated~~ focused position in, than if its investments were diversified across a greater number of industry sectors.  Some sectors possess particular risks that may not affect other sectors.

Item 9

Sector Emphasis Risk.  The Funds, from time to time, may invest 25% or more of their assets in one or more sectors subjecting them to sector emphasis risk.  This is the risk that the Funds are subject to greater risk of loss as a result of adverse economic, business or other developments affecting a specific sector a Fund has a focused position in, than if their investments were diversified across a greater number of industry sectors.  Sectors possess particular risks that may not affect other sectors.

Item 2

•
Health Care Sector Risk: A significant portion of the Fund’s assets may be invested in securities related to the Health Care sector, including developers, manufacturers and/or distributors of drugs or medical devices and health care facilities. The Health Care sector could be negatively affected by regulatory, political, and economic factors.

Item 9

Health Care Sector Risk
A significant portion of the Fund’s assets may be invested in securities related to the Health Care sector, including developers, manufacturers and/or distributors of drugs or medical devices and health care facilities. The Health Care sector could be negatively affected by regulatory, political, and economic factors.  Profitability of companies in the Health Care sector can be affected significantly and adversely by restrictions on government reimbursement for medical expenses, government approval of medical products and services, competitive pricing pressures, an increased emphasis on outpatient and other alternative services and other factors.  Companies in the Health Care sector are affected by the rising cost of medical products and services, and the effects of such rising costs can be particularly pronounced for companies that are dependent on a relatively limited number of products and services.  Medical products also frequently become obsolete due to industry innovations and other causes.

7.	With respect to the Tax Information section, please consider whether additional language should be included with respect to the Fund’s investment in MLPs.

The Trust has considered the comment and has determined that the current disclosure is sufficient with respect to the Summary section’s Tax Information paragraph. However, the Fund has revised the “Tax Consequences” section in the prospectus to include more detailed information regarding MLPs as provided in the response above.

8.	Please disclose whether the Fund’s K-1 partnership filings could cause delays in providing information to shareholders and hinder a shareholder’s ability to make informed investment decisions.

The Trust responds that partnership K-1s received by the Fund will not cause delays in the filing of 1099 information to its investors.  The Fund has a fiscal year end of March 31, which means that the Fund includes in its taxable income for March 31, all partnership K-1 income and expenses as of the underlying partnerships’ most recent December 31 calendar year end.  There should be no delays in providing information to shareholders.

9.
Please disclose that Fund shareholders would have to recognize any distribution of securities from I-Shares MLP as taxable income because there is no corresponding cash distribution paid out to shareholders.

The Trust responds that the Fund does not currently plan to invest in I-Shares.  If the Fund does invest in I-Shares it undertakes to sticker the prospectus to address this issue.

10.	Please make conforming changes to the Fund’s Principal Investment Strategies and Risks sections for any changes contemplated from this comment letter.

The Trust responds that any required conforming changes to the Principal Investment Strategies and Risks sections will be made.

11.	Please undertake to sticker the prospectus if 25% or more of the Fund’s net assets are at any time invested in any one country.

The Trust responds by undertaking to sticker the Fund’s prospectus if at any time 25% or more of the Fund’s net assets are invested in any one country other than the U.S.

Statement of Additional Information (“SAI”) (Investment Policies and Risks)

12.	Please indicate the maximum percentage in which the Fund may invest in reverse repurchase agreements.

The Trust responds by adding the following disclosure and indicating that although the Fund has no present intention to invest in reverse repurchase agreements, it may invest up to one-third (1/3) of its assets in such agreements as permitted by federal securities law:

Reverse Repurchase Agreements

Although the Funds have no current intention to do so, the Funds may also enter into reverse repurchase agreements.  The Funds may invest up to one-third (1/3) of their assets in reverse repurchase agreements.  Under a reverse repurchase agreement, a Fund agrees to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment.  A Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of such Fund’s obligation under the agreement, including accrued interest, in a segregated account with the Funds’ custodian.  The securities subject to the reverse repurchase agreement will be marked-to-market daily.

Reverse repurchase agreements involve the risk that the market value of securities retained in lieu of sale by a Fund may decline below the price of the securities such Fund has sold but is obliged to repurchase.  If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce a Fund’s obligation to repurchase the securities.  During that time, a Fund’s use of the proceeds of the reverse repurchase agreement effectively may be restricted.  Reverse repurchase agreements create leverage, a speculative factor and are considered borrowings for the purpose of a Fund’s limitation on borrowing.  Reverse repurchase agreements are considered to be borrowing under the 1940 Act.

Borrowing

The 1940 Act permits a portfolio to borrow money in amounts of up to one-third of a Fund’s total assets from banks for any purchase, and to borrow up to 5% of a Fund’s total assets from banks or other lenders for temporary purchases.  To limit the risks attendant to borrowing, the 1940 Act requires a Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s totals assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a Fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a Fund’s shares to be more volatile than if a Fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of a Fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, a Fund may have to sell securities at a time and at a price that is unfavorable to the Fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a Fund’s net investment income in any given period.  Currently, the Funds do not contemplate borrowing money for investment purposes.  The Funds’ Investment Restriction regarding borrowing will be interpreted to permit the Funds to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative instruments.

The 1940 Act prohibits the Fund from issuing senior securities except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets for any purpose.  The Fund also may borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.  The issuance of senior securities by a Fund can increase the speculative character of the Fund’s outstanding shares through leveraging.  Leveraging of the Fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the Fund’s net assets remain the same, the total risk to investors is increased.  Certain widely used investment practices that involve a commitment by the Fund to deliver money or securities in liquid securities in an amount necessary to pay the obligation or the Fund holds an offsetting commitment from another party.  These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts.  The Funds’ policy on borrowing will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

SAI (Fundamental Investment Limitations)

13.
On page 21 of the SAI under the fundamental investment restrictions, please consider revising fundamental investment restriction number 2 regarding “Borrowing.”  Currently the limitation cross-references the disclosure in the Fund’s prospectus and SAI, thereby ultimately making those disclosures fundamental.  Rather, please provide the specific percentage limitations directly in the fundamental investment limitation discussion.

The Trust responds by making the change as suggested. Accordingly, the disclosure has been revised as follows:

INVESTMENT RESTRICTIONS

The Trust (on behalf of the Funds) has adopted the following restrictions as fundamental policies, which may not be changed without the affirmative vote of the holders of a “majority” of the outstanding voting securities of a Fund.  Under the 1940 Act, the “vote of the holders of a majority of the outstanding voting securities” means the vote of the holders of the lesser of (i) 67% of the shares of a Fund represented at a meeting at which the holders of more than 50% of a Fund’s outstanding shares are represented or (ii) more than 50% of the outstanding shares of a Fund.  Each Fund may not:

1.
Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan.

2.
With respect to the Osterweis Fund, the Osterweis Strategic Income Fund and the Osterweis Strategic Investment Fund, (a) ~~B~~borrow money, except as stated in the Prospectus and this Statement of Additional Information.  Any such borrowing will be made only if immediately thereafter there is an asset coverage of at least 300% of all borrowings (for the Osterweis Institutional Equity Fund, please see Fundamental Investment Restriction No. 8).

(b) Mortgage, pledge or hypothecate any of its assets except in connection with any such borrowings and only with respect to 33 1/3% of its assets.

3.
Purchase securities on margin, participate on a joint basis or joint and several basis in any securities trading account or underwrite securities.  (Does not preclude a Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities).

4.
Purchase or sell real estate, commodities or commodity contracts (other than futures transactions for the purposes and under the conditions described in the Prospectus and in this Statement of Additional Information).

5.
With respect to the Osterweis Fund, invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or sector.  (Does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities.)  With respect to the Osterweis Institutional Equity Fund, the Osterweis Strategic Income Fund and the Osterweis Strategic Investment Fund, focus its investments in any one sector if, as a result, more than 80% of its assets will be invested in such sector.  The Osterweis Strategic Income Fund, the Osterweis Strategic Investment Fund and the Osterweis Institutional Equity Fund will not invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or group of industries.

6.
Issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit a Fund from (a) making any permitted borrowings, mortgages or pledges, or (b) entering into options, futures, forward or repurchase transactions.

7.
With respect to the Osterweis Fund, the Osterweis Institutional Equity Fund and the Osterweis Strategic Investment Fund, purchase the securities of any issuer, if as a result more than 5% of the total assets of the Fund would be invested in the securities of that issuer, other than obligations of the U.S. government, its agencies or instrumentalities, provided that up to 25% of the value of its assets may be invested without regard to this limitation.

8.
With respect to the Osterweis Institutional Equity Fund, borrow money or issue senior securities, except through reverse repurchase agreements or otherwise as permitted under the 1940 Act, as interpreted, modified or otherwise permitted by regulatory authority.  Generally, issuing senior securities is prohibited under the 1940 Act; however, certain exceptions apply such as in the case of reverse repurchase agreements, borrowing, and certain other leveraging transactions.  For purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt security are not deemed to be the making of loans.

With respect to the fundamental policy relating to concentration set in (5) above, the Funds do not consider a sector to be an industry.

The following is a list of non-fundamental investment restrictions applicable to the Funds.  These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Funds.  Each Fund may not:

1.	Invest in any issuer for purposes of exercising control or management.

2.	Invest, in the aggregate, more than 15% of its net assets in illiquid securities, including repurchase agreements maturing in more than seven days.

3.	A Fund may not, with respect to fundamental investment restrictions 1 and 8 above, purchase portfolio securities while outstanding borrowings exceed 5% of their assets.

4.	A Fund may not mortgage, pledge or hypothecate any of its assets except in connection with any such borrowings and only with respect to 33 1/3% of its assets.

Except with respect to borrowing and illiquid securities, if a percentage restriction described in the Prospectus or in this SAI is adhered to at the time of investment, a subsequent increase or decrease in a percentage resulting from a change in the values of assets will not constitute a violation of that restriction.  If the value of a Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable due to subsequent fluctuations in value or other reasons, the Board will consider what actions, if any, are appropriate to maintain adequate liquidity.

14.
On page 21 of the SAI, under the fundamental investment restrictions,  please consider revising fundamental investment restriction number 5 in the penultimate sentence from “concentrate” to “focus” and add the new Osterweis Institutional Equity Fund to the list that states that a Fund will not invest more than 25% of its net assets in any industry “or group of industries.”

The Trust responds by directing the Staff’s attention to its response number 13 above.

SAI (Non-Fundamental Investment Limitations)

15.
Please consider adding an anti-leveraging policy indicating that the Fund will not make additional investment purchases for the Fund should the Fund’s borrowings exceed 5% of the Fund’s assets.  Alternatively, consider adding risk disclosure to the prospectus that the Fund could become leveraged.

The Trust responds by agreeing to add disclosure to the Fund’s prospectus should the Fund’s leveraged position warrant the additional disclosure.  The Trust has also revised its non-fundamental investment limitations accordingly, please see response number 13 above.

16.	On page 18 of the SAI, please substitute the word, “concentrate” for the word “focus” in the final sentence of the section titled, “Sector Emphasis.”

The Trust responds by revising the disclosure as follows:

In fact, the Osterweis Strategic Income Fund, the Osterweis Strategic Investment Fund and the Osterweis Institutional Equity Fund may focus ~~concentrate~~ their investments in any sector, depending on their investment strategy.

17.
Please add disclosure regarding the Fund’s ability to engage in securities lending in an amount up to one-third (1/3) of the value of the Fund’s net assets.  Additionally, add a statement that to the extent the Fund engages in securities lending, the expenses shown in the prospectus do not reflect those expenses, and collateral received is reinvested through an investment agent.  Further note that although the Fund shares in returns, only the Fund bears the risk of loss.

The Trust responds by adding the following disclosure regarding securities lending with the indication that the Fund has no present intention to engage in such transactions.

Securities Lending.
Although it has no present intention to do so, each Fund reserves the right, pending receipt of Board approval, to lend securities from its portfolio to brokers, dealers and financial institutions (but not individuals) in order to increase the return on its portfolio.  The SEC currently requires that the following conditions must be met whenever the Fund’s portfolio securities are loaned:  (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees approved by the Board in connection with the loan; (6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs, and (7) the Fund may not loan its portfolio securities so that the value of the loaned securities is more than one-third of its total asset value, including collateral received from such loans.  These conditions may be subject to future modification.  Such loans will be terminable at any time upon specified notice.  The Fund might experience the risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.  In addition, the Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year.  The principal risk of portfolio lending is potential default or insolvency of the borrower.  In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities.  As part of participating in a lending program, the Fund may be required to invest in collateralized debt or other securities that bear the risk of loss of principal.  In addition, all investments made with the collateral received are subject to the risks associated with such investments.  If such investments lose value, the Fund will have to cover the loss when repaying the collateral.

Any loans of portfolio securities are fully collateralized based on values that are marked-to-market daily.  Any securities that the Fund may receive as collateral will not become part of the Fund’s investment portfolio at the time of the loan and, in the event of a default by the borrower, the Fund will, if permitted by law, dispose of such collateral except for such part thereof that is a security in which the Fund is permitted to invest.  During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral.

18.
On page 20 of the SAI, please expand the final paragraph under the ETFs heading to explain why the Fund would invest in an ETF.  Generally, a fund would invest in an ETF to invest its daily cash balance as an indirect form of leveraging.  Please note that the increase in brokerage fees will not be reflected in the Fund’s Fees and Expense table in the Prospectus and that the Fund’s portfolio turnover rate would be understated as a result since these types of trades are carved out of the portfolio turnover calculation.

The Trust responds by revising the disclosure as follows:

For the Osterweis Institutional Equity Fund, ETFs may be used to gain exposure to the equity markets for uninvested cash balances.  It is not intended that the Fund would use ETFs for leverage.  Increased brokerage fees related to the use of ETFs will not be reflected in the Fund’s Fees and Expense table in the Prospectus and the Fund’s portfolio turnover rate would be understated as a result since these types of trades are carved out of the portfolio turnover calculation.

Part C – Exhibits

19.	Please confirm that all necessary exhibits, including the Operating Expense Limitation Agreement for the Fund, have been filed as exhibits to the Registration Statement.

The Trust confirms that all necessary exhibits, including the Fund’s Operating Expense Limitation Agreement, are filed herewith.

20.	Please complete any blanks in the Part C (dates, etc.).

The Trust confirms that all blanks in Part C will be completed in the next filing.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned. at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP